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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 5--FINAL AMENDMENT)
                               ------------------

                              TRAVELOCITY.COM INC.

                       (Name of Subject Company (Issuer))
                         ------------------------------

                         TRAVELOCITY HOLDINGS SUB INC.
                           SABRE HOLDINGS CORPORATION

                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                   893953109

                     (CUSIP Number of Class of Securities)
                         ------------------------------

                               JAMES F. BRASHEAR
                              CORPORATE SECRETARY
                           SABRE HOLDINGS CORPORATION
                                3150 SABRE DRIVE
                             SOUTHLAKE, TEXAS 76092
                                 (682) 605-1000

      (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of the Filing Person)
                         ------------------------------

                                   COPIES TO:

                            CHARLES M. NATHAN, ESQ.
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200
                         ------------------------------

                           CALCULATION OF FILING FEE

             TRANSACTION VALUATION                            AMOUNT OF FILING FEE
                $490,944,860(1)                                   $45,166.93(2)

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,533,745 shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc., at a purchase price of $28.00 per Share, net to the seller in cash. Such number of Shares is based on the latest information received from Travelocity and assumes (i) 15,017,841 Shares outstanding (excluding Shares already held by Sabre Holdings Corporation and its subsidiaries) as of January 31, 2002 and (ii) the exercise of up to 2,515,904 options to purchase Shares, exercisable on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory
    No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $45,166.93             Filing Party:  Sabre Holdings Corporation
                                                                 Travelocity Holdings Sub Inc.
Form or Registration No.:  Schedule TO-T and      Date Filed:    March 5, 2002 ($37,101.40)
                           Schedule TO-T/A                       March 18, 2002 ($ 8,065.53)

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1

    / /  issuer tender offer subject to Rule 13e-4

    /X/  going-private transaction subject to Rule 13e-3

    / /  amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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
    This Amendment No. 5 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on March 5, 2002, as amended and supplemented by Amendment No. 1 filed with the SEC on March 18, 2002, Amendment No. 2 filed with the SEC on March 21, 2002, Amendment No. 3 filed with the SEC on March 26, 2002, and Amendment No. 4 filed with the SEC on March 29, 2002 (the "Schedule TO"), by Sabre Holdings Corporation, a Delaware corporation ("Sabre"), and Travelocity Holdings Sub Inc., a Delaware corporation and a wholly owned subsidiary of Sabre ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.001 per share ("Shares"), of Travelocity.com Inc., a Delaware corporation ("Travelocity"), at $28.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 5, 2002 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto dated
March 18, 2002 (the "Supplement"), and in the related revised Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Amended Offer"). Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Offer to Purchase and the Supplement.

ITEMS 8, 11, AND 13.

    The Amended Offer expired at midnight, New York City time, on Friday,
April 5, 2002. Sabre estimates that 14,337,359 Shares, including guaranteed deliveries, were tendered. The tendered Shares combined with the Shares already owned by Sabre represent approximately 96 percent of Travelocity's Shares, on an as-converted basis. Sabre has accepted for payment all validly tendered Shares and will make prompt payment to the Depositary for the accepted shares. The full text of the press release issued by Sabre announcing completion of the Amended Offer is attached as Exhibit (a)(1)(xvi) hereto and incorporated by reference herein.

ITEM 12. EXHIBITS.

    Item 12 of the Schedule TO is hereby amended by adding the following thereto:

(a)(1)(xvi)             Press Release issued by Sabre dated April 8, 2002.

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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       TRAVELOCITY HOLDINGS SUB INC.

                                                       By:  /s/ JAMES F. BRASHEAR
                                                            -----------------------------------------
                                                            Name: James F. Brashear
                                                            Title:  Corporate Secretary

                                                       SABRE HOLDINGS CORPORATION

                                                       By:  /s/ JAMES F. BRASHEAR
                                                            -----------------------------------------
                                                            Name: James F. Brashear
                                                            Title:  Corporate Secretary

Dated: April 8, 2002
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                                 EXHIBIT INDEX

EXHIBIT                                         DESCRIPTION
-------                 ------------------------------------------------------------
(a)(1)(xvi)             Press Release issued by Sabre dated April 8, 2002.